                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF NOVEMBER 2012

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Telecom Italia Board of Directors examines and approves Interim Financial Statements at 30 September 2012

►

NET INCOME: €1,926 MILLION (-€1,256 MILLION IN THE FIRST NINE MONTHS OF 2011); EXCLUDING THE GOODWILL WRITE-DOWN WHICH IMPACTED THE FIRST NINE MONTHS OF 2011, THE NET RESULT IS LARGELY IN LINE WITH THAT OF THE PREVIOUS YEAR PERIOD

►

ADJUSTED NET FINANCIAL POSITION: €29,485 MILLION, DOWN €929 MILLION ON 31 DECEMBER 2011 (€30,414 MILLION)

►

REVENUES: €22,061 MILLION (IN LINE WITH THE FIRST NINE MONTHS OF 2011)

BERNABÈ: “TELECOM ITALIA CONTINUES WITH ITS EFFORTS TO PROTECT PROFITS AND DECREASE INDEBTEDNESS WHICH, TOGETHER WITH GROWTH IN CONSOLIDATED REVENUES, REPRESENT THE STATED PRIORITIES IN THE GROUP’S INDUSTRIAL PLAN. HEALTHY CASH GENERATION HAS MORE THAN OFFSET OUR REQUIREMENTS FOR TAX AND DIVIDEND PAYOUT, ALLOWING US TO CONFIRM OUR PREVIOUS GUIDANCE.”

EBITDA: €8,860 MILLION (-3.0% COMPARED WITH THE FIRST NINE MONTHS OF 2011)

ORGANIC EBITDA: €8,924 MILLION (-2.1% COMPARED WITH THE FIRST NINE MONTHS OF 2011)

EBIT: €4,900 MILLION (€1,809 MILLION IN THE FIRST NINE MONTHS OF 2011, INCLUDING THE GOODWILL WRITE-DOWN ON DOMESTIC BUSINESS OF €3,182 MILLION)

ORGANIC EBIT: €4,945 MILLION (-0.6% COMPARED WITH THE FIRST NINE MONTHS OF 2011)

OPERATING FREE CASH FLOW: €4,141 MILLION (-€383 MILLION COMPARED WITH THE FIRST NINE MONTHS OF 2011)

***

The preliminary results for the first nine months of 2012 will be illustrated to the financial community during a conference call scheduled for noon on 9 November 2012 (Italian time). Journalists may listen to the conference call, without asking questions, by calling: +39 06 33168.

A slide presentation with audio streaming will be available at www.telecomitalia.com/9M2012/eng. Those unable to connect live may follow the presentation until 16 November 2012 by calling: +39 06 334843 (access code 455088#).

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.com/investorrelations

***

This press release contains alternative performance measures not contemplated under IFRS accounting standards (EBITDA; EBIT; Organic Change in Revenues, EBITDA and EBIT; Net Financial Debt and Adjusted Net Financial Debt). These terms are defined in the Attachments to this Press release.

The Telecom Italia Group Interim Report at 30 September 2012 was drafted in accordance with art. 154–ter (Financial Reports) of Leg. Decree 58/1998 (Consolidated Law on Finance - TUF) and subsequent amendments and supplements, as well as Consob Communication DEM/8041082 of 30 April 2008 (Quarterly Corporate Reports issued by Companies whose Shares are Listed in Italy as the Original Member State).

The Interim Report is unaudited and has been drawn up in accordance with the international accounting standards issued by the International Accounting Standards Board and endorsed by the European Union (“IFRS").

The accounting and consolidation principles adopted in the preparation of such Interim Report have been applied on a basis consistent with those adopted in the annual consolidated financial statements at 31 December  2011, to which reference can be made, except for:

-the early and retrospective adoption of the amended IAS 19 (Employee benefits) version. As a result, the data for the corresponding periods of 2011 being compared  have been restated ("Restated") as shown in the attachments to this Press release;

- the new Principles/Interpretations adopted by the Group that have no impact on the Interim Report at 30 September 2012.

In the first half of 2012, the Group, as already done in the past, repeated the impairment test on Goodwill; the results of this evaluation did not imply the need for any impairment losses. During the third quarter of 2012, there were no events or circumstances or changes in key variables that would require an update of this impairment test.

Note that the section "Outlook for the 2012 financial year", contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of operations and strategies. Readers should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the statements owing to a number of factors, the majority of which are beyond the Group’s control.

Milan, 9 November 2012

The Telecom Italia Board of Directors, chaired by Franco Bernabè, yesterday examined and approved the Group’s Interim Financial Statements at 30 September 2012.

Franco Bernabè, Chairman of Telecom Italia, said: “2012 continues to suffer from recessionary tensions in the domestic market and from an economic slowdown in Latin American countries. Despite these adverse factors, the Group continues to pursue its goals of increasing revenues and preserving profits, which prove to be quite solid and among the best in this industry, thanks to efforts to continually boost our operating efficiency, allowing us to deliver on our commitment to develop next generation networks”.

“The performance of the Domestic Business Unit is slightly better than the same period last year, thanks to the actions introduced to protect our customer base and Average Revenue per User (ARPU) with the development of new offers and new services”.

“All this was accomplished in spite of the worsening economic outlook and a market characterized by powerful deflationary forces and tightening regulatory pressures. In particular, the third quarter was negatively affected by the enforcement of the new 53% lower mobile termination rates and by the introduction of new price caps for mobile roaming in Europe”.

MAIN VARIATIONS TO THE CONSOLIDATION AREA

The following changes occurred during 2012:

►

  Matrix – Other Operations: As of 30 September 2012, following the decision to sell, the company is considered a disposal under IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations). As a consequence, the assets and liabilities have been reclassified under two special items in the statement of the company's consolidated financial position at 30 September 2012,  “Assets Sold/Assets Held for Sale” and “Liabilities Directly Linked to Assets Sold/Assets Held for Sale”; the sale took place on 31 October 2012.

The following changes occurred during 2011:

►

  TIM Fiber – Brazil: On 31 October 2011, acquisition of 100% of Eletropaulo Telecomunicações Ltda and 98.3% of AES Communications Rio de Janeiro S.A., telecommunications infrastructure operators in the states of San Paolo and Rio de Janeiro, now renamed TIM Fiber SP and TIM Fiber RJ respectively. The stake originally acquired in TIM Fiber RJ was subsequently raised to 99.1% and the remaining 0.9% was the object of a purchase bid which concluded at the end of February 2012 bringing the ownership level to 99.7%. The operation was carried out through the subsidiary TIM Celular S.A. into which the two companies were recently merged.

►

  4GH Group - Domestic: On 27 July 2011 the 4G Holding group (retail sales of telephony equipment) entered the consolidation area following the purchase of 71% of the ordinary shares of 4G Holding S.p.A. which in turn holds 100% of 4G Retail S.r.l.

►

  Loquendo – Domestic: On 30 September 2011 Loquendo S.p.A. was sold and consequently excluded from the consolidation area.

TELECOM ITALIA GROUP

Revenues in the first nine months of 2012 amounted to €22,061 million, roughly in line with the same period of 2011 (€22,059 million). In terms of organic variation, consolidated revenues rose by €343 million (+1.6%).

In detail, the organic variation in revenues is calculated by excluding:

►

the effect of foreign exchange rate fluctuations of -€324 million primarily regarding the Brazil Business Unit (-€355 million), and to a less significant extent the Argentina Business Unit (+€13 million) and other Group companies (+€18 million);

►

the effect of changes to the consolidation area (-€8 million), due to sale of Loquendo (Domestic BU) on 30 September 2011;

►

the effect of a €9 million reduction in revenues due to the settlement of business disputes with other carriers.

Revenues, broken down by business unit, are as follows:

	1.1 – 30.9 2012		1.1 – 30.9 2011		Change
(millions of euros)%				%	absolute	%	% organic

Domestic	13,413	60.8	14,069	63.8	(656)	(4.7)	(4.7)
- Core Domestic	12,701	57.6	13,420	60.8	(719)	(5.4)	(5.2)
- International Wholesale	1,050	4.8	1,011	4.6	39	3.9	2.1
Brazil	5,595	25.4	5,395	24.5	200	3.7	11.0
Argentina	2,804	12.7	2,324	10.5	480	20.7	20.0
Media, Olivetti and Other Operations	402	1.8	489	2.2	(87)
Adjustments and eliminations	(153)	(0.7)	(218)	(1.0)	65
Total Consolidated	22,061	100.0	22,059	100.0	2	0.0	1.6

Consolidated group revenues for the third quarter of 2012 amounted to €7,268 million, down €248 million from the same period of 2011 (-3.3%); in organic terms the decline amounted to 1.4%. This was due to the contraction of the domestic segment (-7.9% in organic terms compared with the previous year period), only partly offset by the healthy performance of the Brazil and Argentina BUs which grew in the third quarter 2012 by 8.0% and 18.2% respectively in organic terms compared with the corresponding quarter of 2011.

Consolidated EBITDA of the first nine months 2012 came to €8,860 million, down €277 million (-3.0%) on the previous year period, with EBITDA margin of 40.2% (41.4% in the first nine months of 2011). In organic terms EBITDA fell by 2.1%, 1.5 pp lower in proportion to revenues (40.4% in the first nine months of 2012 compared with 41.9% in the first nine months of 2011).

The following table shows a breakdown of EBITDA and EBITDA margin by business unit:

	1.1 – 30.9 2012		1.1 – 30.9 2011		Change
(millions of euros)%				%	absolute	%	% organic

Domestic	6,696	75.6	6,953	76.1	(257)	(3.7)	(4.6)
% of Revenues	49.9		49.4			0.5 pp	-
Brazil	1,460	16.5	1,444	15.8	16	1.1	9.2
% of Revenues	26.1		26.8			(0.7) pp	(0.4) pp
Argentina	825	9.3	759	8.3	66	8.7	8.0
% of Revenues	29.4		32.7			(3.3) pp	(3.2) pp
Media, Olivetti and Other Operations	(118)	(1.4)	(20)	(0.2)	(98)
Adjustments and eliminations	(3)		1		(4)
Total Consolidated	8,860	100.0	9,137	100.0	(277)	(3.0)	(2.1)
% of Revenues	40.2		41.4			(1.2) pp	(1.5) pp

Consolidated EBITDA in the third quarter of 2012 amounted to €3,001 million, down €180 million (-5.7%). In organic terms the decline amounts to 4.1%, essentially attributable to the Domestic Business Unit. Reported EBITDA margin was 41.3% (1.0 percentage points down from the previous year period). In organic terms the margin stood at 41.7% (-1.2 percentage points from 42.9% in the same period of 2011.

Consolidated EBIT in the first nine months of 2012 stood at €4,900 million (€1,809 million in the first nine months of 2011 including the aforementioned goodwill write-down of the Domestic Business Unit for €3,182 million). The organic change in EBIT was negative by €31 million (-0.6%) while EBIT margin came to 22.4% of revenues (22.9% in the first nine months of 2011, -0.5 percentage points).

Consolidated EBIT in Q3 2012 amounted to €1,695 million, after registering a €177 million fall on the same period of last year -9.5%). In organic terms the decline was -5.8%. Reported EBIT margin came to 23.3%, down 1.6 percentage points compared with the previous year period. Organic EBIT margin stood at 23.8%, down 1.1 percentage points compared with the third quarter of 2011.

Profits for the period attributable to equity holders of the parent company is €1,926 million (-€1,256 million in the first nine months of 2011), substantially in line with the corresponding period of the previous year excluding the aforementioned write-down for around €3.2 billion in the first nine months of 2011.

The profits for Q3 2012 attributable to equity holders of the parent company is €681 million, a decrease of €105 million compared with the same period of the previous year (-13.4%).

Capex amounted to €3,380 million, up €190 million compared with the first nine months of 2011 (+6.0%), broken down as follows:

(millions of euros)	1.1 - 30.9.2012		1.1- 30.9.2011		Change
		%		%
Domestic	1,982	58.6	2,004	62.8	(22)
Brazil	966	28.6	807	25.3	159
Argentina	383	11.3	331	10.4	52
Media, Olivetti and Other Operations	49	1.5	48	1.5	1
Adjustments and eliminations	-	-	-	-	-
Total Consolidated	3,380	100.0	3,190	100.0	190
% of Revenues	15.3		14.5		0.8 pp

The €22 million reduction in the Domestic Business Unit is mainly due to a decline in the demand for delivery activities on new installations as a result of a slowdown and shrinkage of business deals for fixed-line access.

The Brazil Business Unit CapEx rose by €159 million (including a negative exchange rate effect for €53 million) mainly due to expenditures devoted to network infrastructure expansion.

In the Argentina Business Unit, CapEx went up by €52 million. In addition to increased subscriber acquisition costs, capital expenditures were directed towards the expansion and upgrade of broadband services to improve bandwidth and increase customers’ access speed as well as towards traditional fixed-line access to meet demand and backhauling to support mobile access growth. Furthermore, Telecom Personal mainly invested in the capacity and extension of the 3G network to drive internet mobile growth.

Cash flow from operations came to €4,141 million, down €383 million compared with the first nine months of 2011. This result broadly covered requirements for the payment of taxes and financial charges totalling

€3,3 billion.

Adjusted net financial debt stood at €29,485 million, down €929 million compared with 31 December 2011 (€30,414 million).

In Q3 2012 adjusted net financial debt fell by €875 million from the €30,360 million at 30 June 2012: operating cash generation did amply absorbed the payment of income taxes of around €560 million.

Accounting net financial debt stood at €29,971 million (€30,819 million at 31 December 2011 and €30,785 million at 30 June 2012).

Group headcount stood at 85,183 employees, of which 56,742 in Italy (84,154 employees at the end of 2011, of which 56,878 in Italy).

***

DOMESTIC

Beginning with the First Half Financial Report 2012, the company Matrix is included among Other Operations and thus is no longer part of the Domestic Business Unit–Core Domestic. The comparable periods were reclassified accordingly.

Domestic revenues fell 4.7% in reported terms and 4.7% in organic terms to €13,413 million (€14,069 million in the first nine months of 2011).
With a deteriorating economic scenario and a market characterized by strong dynamics of tariff reduction (on traditional services) and competitive forces, the declining revenues, especially in the third quarter, was further compounded by the enforcement of the new mobile termination rates (MTR) which underwent a 53% reduction (from 5.3 to 2.5 eurocents) as well as by the introduction at European level of price caps for mobile roaming.

Against this background, the nine months' organic variation on the previous year is nevertheless slightly stronger compared with 30 September 2011 (-4.7% in the first nine months of 2012 against -5.8% in the same period of 2011). This is attributable to efforts in defence of the customer portfolio and ARPU (Average Revenue Per User) and to the effectiveness of the new commercial policy, both in slowing the price slide and in developing new services, in particular on Fixed Broadband and Mobile Internet.

Highlights:

►

Core Domestic Revenues

Core Domestic revenues amounted to €12,701 million, down 5.4% (€13,420 million in the first nine months of 2011). The organic variation is of -5.2%.

The performance of the individual market segments as compared with the same period of 2011 is as follows:

•

Consumer: the Consumer segment saw a fall in revenues in the first nine months of 2012 of €227 million (-3.3%), overall confirming the recovery of the slide seen in FY 2011 thanks in particular to a stabilisation of the erosion of voice revenues (both Fixed and Mobile), strong growth in Browsing revenues and growth in sales of devices (+€95 million, +60%), especially Mobile Internet enabling ones. The reduction in revenues compared to 2011, entirely attributable to revenues from services (-€312 million, -4.7%), is ascribable to traditional Voice and Messaging services, in large part offset by growth in Mobile Internet (+€54 million, +14.1%) and Fixed Broadband (+€23 million, +3.2%).

•

Business: the Business segment in the first nine months of 2012 saw a decline in revenues of €196 million (-8.5%) compared to the same period of the previous year. Such reduction is mainly due to erosion of the customer base (-6.7% Fixed and -6.6% Mobile excluding data only lines, compared to 2011) and to a smaller extent to a fall in ARPU (Average Revenue Per User) on Voice services.

•

Top: the Top segment reported a drop in revenues of €256 million in the first nine months of 2012 (-10.0%). Specifically, the fall in revenues from services came to €167 million (-7.3%), primarily due to the lower prices of traditional voice and data services, both Fixed-line and Mobile, only partly offset by growth in new services, in particular Mobile Internet.

•

National Wholesale: in the first nine months of 2012 the Wholesale segment reported a drop compared to 2011 in revenues of €20 million (-1.3%) mainly due to lower carrying and interconnection income, only in part offset by growth in access services to alternative operators.

►

International Wholesale Revenues

In the first nine months of 2012 the International Wholesale segment (Telecom Italia Sparkle Group) posted revenues of €1,050 million, up €39 million from the same period of 2011 (+3.9%), primarily due to the business segments IP/Data (+6.5%) and Voice (+5.9%). The other areas of business were affected by sharp pricing pressures owing to the competitiveness of the market as well as by rationalization measures based on a more selective customer portfolio and traffic strategy.

Besides the breakdown by market segment, the following revenue figures are distinguished by technology.

►

Fixed-Line Telecommunications Revenues

Revenue trends in the main business areas are as follows:

	1.1 - 30.9.2012		1.1- 30.9.2011		Change
(millions of euros)%			%		absolute	%

Retail Voice	3,997	41.6	4,267	42.7	(270)	(6.3)
Internet	1,197	12.5	1,217	12.2	(20)	(1.7)
Business Data	1,022	10.6	1,147	11.5	(125)	(10.9)
Wholesale	3,074	32.0	3,090	30.9	(16)	(0.5)
Others	314	3.3	281	2.7	33	11.7
Total Fixed-Line Telecommunications Revenues	9,604	100.0	10,002	100.0	(398)	(4.0)

►

Mobile Telecommunications Revenues

Revenue trends in the main business areas are as follows:

	1.1 - 30.9.2012		1.1- 30.9.2011		Change
(millions of euros)%			%		absolute	%

Outgoing voice	2,493	50.3	2,723	51.5	(230)	(8.4)
Incoming voice	660	13.3	871	16.5	(211)	(24.3)
VAS	1,529	30.8	1,503	28.4	26	1.7
Handsets	278	5.6	189	3.6	89	47.1
Total Mobile Telecommunications Revenues	4,960	100.0	5,286	100.0	(326)	(6.2)

EBITDA for the Domestic Business Unit in the first nine months of 2012 amounted to €6,696 million, down €257 million from the same period of 2011 (-3.7%). The EBITDA margin was 49.9%, up 0.5 percentage points from 2011. This result was affected by the contraction in revenues from services (-€616 million), only partly compensated by the lower quotas paid to other carriers and by efficiencies obtained thanks to the selective control and containment of costs. Organic EBITDA came to €6,713 million, (-€321 million, -4.6% compared with the same period of 2011), with EBITDA margin at 50% of revenues in line with the previous year period.

EBIT for the Domestic BU in the first nine months of 2012 came to €4,012 million: in the previous year period it was €826 million and included the goodwill write-down of the Core Domestic CGU for €3,182 million; EBIT margin came to 29.9% (5.9% in the first nine months of 2011).

Capex amounted to €1,982 million in the first nine months of 2012, down €22 million from the same period of 2011.

Headcount at 30 September 2012 stood at 55,200 employees, higher by 153 compared with 31 December 2011 (the variation includes the effects of the acquisition, with effect from 1 January 2012, of the Contact Center and its 249 resources from the company Advalso belonging to the Olivetti Business Unit).

BRASIL

(average real/euro exchange rate 2.45541)

Revenues of Tim Brasil group in the first nine months of 2012 came to 13,738 million reais, 1,363 million reais higher than the corresponding period of 2011 (+11.0%). Revenues from services grew to reach 12,100 million reais, up from 11,094 million reais in the same period of 2011 (+9.1%). Revenues from product sales grew from 1,281 million reais in the first nine months of 2011 to 1,638 million reais in the same period of 2012 (+27.9%). Mobile ARPU (Average Revenue Per User) in the first nine months of 2012 was 18.8 reais compared with 21.2 reais in the same period of 2011. The total number of lines at 30 September 2012 was 69.4 million, 8.3% higher than on 31 December 2011, and 17.2% higher than 30 September 2011, representing a 26.8% market share.

EBITDA amounted to 3,586 million reais, up 273 million reais from the first nine months of 2011 (+8.2%). Margin growth was sustained by the increase in revenues, mainly in outgoing voice traffic and VAS, essentially counterbalanced by the higher termination rates due to increased traffic volumes and costs strictly linked to changes in the customer base. EBITDA margin was 26.1%, down 0.7 percentage points from the previous year period.

Organic EBITDA in the first nine months of 2012 came to 3,628 million reais, up 307 million reais from the same period in 2011 (+9.2%). Organic EBITDA margin stood at 26.4% down 0.4 percentage points from the same period in 2011.

EBIT amounted to 1,692 million reais, an improvement of 125 million reais on the first nine months of 2011. This is explained by the higher contribution of EBITDA, partially offset by increased amortisations of 145 million reais (1,890 million reais in the first nine months of 2012 compared with 1,745 million in the same period of 2011).

Headcount stood at 11,309 employees (10,539 at 31 December 2011).

ARGENTINA

(average real/euro exchange rate 5.71461)

Revenues for the first nine months of 2012 came to 16,024 million pesos, an increase of 2,667 million pesos (+20.0%) compared with the corresponding period of 2011 (13,357 million pesos) thanks to growth of the fixed broadband and mobile client base, as well as ARPU. The principal source of revenues for the Argentina Business Unit was mobile telephony which contributed around 72% of consolidated revenues of the Business Unit and grew by approximately 23% compared with the first nine months of 2011.

The number of fixed lines at 30 September 2012 remained practically unchanged against the end of 2011 (around 4.1 million lines). Despite the freezing of tariffs imposed by the Economic Emergency Law of January 2002, ARBU (Average Revenue Billed per User) grew by 5.1% compared with the first nine months of 2011 as a result of sales of packages including minutes of traffic and value added services.

Telecom Argentina's overall Broadband client portfolio at 30 September 2012 numbered 1,612,000 subscribers, 62,000 more than December 2011 with growth of around 4%.

The Personal client base in Argentina grew by 716,000 from the end of 2011 to reach a total 18.9 million customers at 30 September 2012, 33% of which with post-paid contracts. Meanwhile, thanks to the acquisition of high value customers and our clear leadership in Smartphones, ARPU grew by 12% to 55.8 pesos (49.8 pesos in the first nine months of 2011). Much of this growth is attributable to value added services (including SMS) and Mobile Internet, which together represent around 52% of mobile telephony revenues in the first nine months of 2012.

In Paraguay the Núcleo client base grew by around 6% from 31 December 2011 to reach 2,270,000 lines, 18% of which with post-paid contracts.

EBITDA rose by 351 million pesos (+8.0%) compared with the first nine months of 2011 to reach 4,714 million pesos in the first nine months of 2012. The EBITDA margin was 29.4%, 3.3 percentage points lower than in the same period of 2011, mainly due to the higher incidence of costs of materials and services.

EBIT amounted to 2,162 million pesos, a fall of 13 million pesos (-0.6%) compared with the first nine months of 2011 essentially due to higher amortisations. EBITDA margin was 13.5%, down 2.8 percentage points from the previous year period.

Headcount stood at 16,774 employees (16,350 at 31 December 2011).

OLIVETTI

Revenues in the first nine months of 2012 were €185 million, down €41 million compared with the same period of 2011. Total revenues, calculated for the same area – excluding the activities of Advalso S.p.A. Contact Center sold at year beginning to Telecontact Center S.p.A. (Domestic Business Unit) – were down by €25 million (-11.9% in organic terms). Excluding also the revenues from agreements with the parent Telecom Italia S.p.A. on the use of brands and patents, the decline comes to €20 million (-9.8%).

EBITDA was a negative -€58 million, down €21 million from the nine months of the previous year (-56.8%). The organic variation in EBITDA was a positive €9 million (+24.3%) thanks to higher margins and cost reductions of €11 million (lower fixed and labour costs). Specifically, the organic growth was calculated excluding the provisions for restructuring charges and other costs totalling €30 million, following the decision to begin the liquidation of Olivetti I-Jet S.p.A., coherent with the project to reposition the business based on the development of its offering in the light of the increasing shift towards the paperless office and mobile applications. Excluding such charges, which together more than matched the lower profits from declining sales. Changes to the consolidation area had no impact on EBITDA.

EBIT amounted to a negative -€64 million, down €24 million from the first nine months of 2011.

The headcount comes to 803 employees, 272 fewer than the 1,075 of 31 December 2011.

***

EVENTS SUBSEQUENT TO 30 SEPTEMBER 2012

Sale of Matrix

On 31 October 2012 the Group completed the sale of Matrix, 100%-controlled by Telecom Italia S.p.A., to Libero, company of Weather Investments II S.à.r.l..
The deal will have a positive impact on the Group’s deleverage for 88 million euros.

***

OUTLOOK FOR THE 2012 FINANCIAL YEAR

As regards Telecom Italia Group's outlook for the ongoing financial year, the goals linked to the main economic and financial indicators, as described in the 2012-2014 Industrial Plan, foresee the following outcomes for the whole of 2012:

•

Revenues and EBITDA essentially unchanged from 2011;

•

Adjusted net financial position at around €27.5 billion.

***

CORPORATE GOVERNANCE ISSUES

Renewal of the Supervisory Body

The Board of Directors has appointed new members of the Supervisory Body  (an independent corporate body established to meet the commitments presented by Telecom Italia S.p.A. and approved by Agcom (Communications Supervisory Authority) in the Resolution n. 718/08/CONS). The total number of members, in agreement with AGCom, was cut from five to three. The new members are Antonio Sassano (Chairman), Marco Lamandini and Michele Polo, the first two being designated by AGCom, the third by Telecom Italia.

2013 Calendar

The calendar of meetings to be held in 2013 for the approval of Telecom Italia S.p.A. financial statements is as follows:

•

7 February   Board of Directors’ meeting to approve FY 2012 preliminary financial statements;

•

7 March       Board of Directors’ meeting to approve the annual financial statements and consolidated        statements at December 31,  2012;

•

17 April

 Annual Shareholders’ Meeting for the approval of financial statements at December 31, 2012;

•

8 May

 Board of Directors’ meeting to approve the interim financial statements at March 31, 2013

•

1 August

 Board of Directors’ meeting to approve the 2013 half-yearly financial statements

•

7 November

 Board of Directors’ meeting to approve the interim financial statements at September 30, 2013

The 2012 dividend is scheduled to be paid out in April 2013.

Any changes to the above dates will be promptly notified.

***

The Manager designate for the preparation of accounting and corporate documents, Piergiorgio Peluso, hereby declares, pursuant to paragraph 2, Art.154-bis of Italy’s Financial Law, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the Telecom Italia Group.  Such measures , which are also presented in other periodical financial reports (annual and interim), should, however, not be considered as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•

EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•

Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level).

The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors.

Details of the economic amounts used to arrive at the organic change are provided in this press release as well as an analysis of the major non-organic components for the nine months ended September 30, 2012 and 2011.

•

Net Financial Debt: Telecom Italia believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In the press release is included a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the actual change in net financial debt, starting with the Half Yearly Financial Report at June 30, 2009, in addition to the usual measure (renamed “Net financial debt carrying amount”) a new measure has been introduced denominated “Adjusted net financial debt”, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/ Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/ Non-current assets held for sale
B)	Financial Assets
C = (A - B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E = (C + D)	Adjusted Net Financial Debt

***

The reclassified Separate Consolidated Income Statements, Consolidated Statements of Comprehensive Income, Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flows as well as the Consolidated Net Financial Debt of the Telecom Italia Group, herewith presented, are the same as those included in the Interim Report at September 30, 2012 and are unaudited.

The accounting policies and consolidation principles adopted in the preparation of the Interim Report at September 30, 2012 have been applied on a basis consistent with those adopted in the Annual Consolidated Financial Statements at December 31, 2011,  to which reference can be made, except for the new standards and interpretations adopted  by  the Group - which have no impact on the Interim Report  at September 30, 2012 - and except for the early and retrospective adoption of the revised IAS 19 (Employee Benefits). As a result of the adoption of such principle, the data for the corresponding 2011’s periods being compared have been restated ("Restated").

TELECOM ITALIA GROUP  - SEPARATE CONSOLIDATED INCOME STATEMENTS

	3rd Quarter	3rd Quarter	9 months to	9 months to	Change
	2012	2011	9/30/2012	9/30/2011	(a-b)
(millions of euros)		(Restated)		(Restated)
			(a)	(b)	amount	%

Revenues	7,268	7,516	22,061	22,059	2	0.0
Other income	61	59	169	167	2	°
Total operating revenues and other income	7,329	7,575	22,230	22,226	4	0.0
Acquisition of goods and services	(3,176)	(3,210)	(9,676)	(9,442)	(234)	(2.5)
Employee benefits expenses	(895)	(936)	(2,901)	(2,922)	21	0.7
Other operating expenses	(442)	(428)	(1,339)	(1,271)	(68)	(5.4)
Changes in inventories	50	54	112	135	(23)	(17.0)
Internally generated assets	135	126	434	411	23	5.6
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	3,001	3,181	8,860	9,137	(277)	(3.0)
Depreciation and amortization	(1,297)	(1,335)	(3,967)	(4,169)	202	4.8
Gains (losses) on disposals of non-current assets	(6)	26	10	23	(13)	°
Impairment reversals (losses) on non-current assets	(3)	−	(3)	(3,182)	3,179	°
Operating profit (loss) (EBIT)	1,695	1,872	4,900	1,809	3,091	n.s.
Share of profits (losses) of associates and joint ventures accounted for using the equity method	−	(7)	(4)	(19)	15	78.9
Other income (expenses) from investments	(2)	−	(2)	15	(17)	°
Finance income	203	(41)	1,475	1,644	(169)	(10.3)
Finance expenses	(686)	(474)	(2,875)	(3,140)	265	8.4
Profit (loss) before tax from continuing operations	1,210	1,350	3,494	309	3,185	n.s.
Income tax expense	(425)	(450)	(1,249)	(1,219)	(30)	(2.5)
Profit (loss) from continuing operations	785	900	2,245	(910)	3,155	n.s.
Profit (loss) from Discontinued operations/Non-current assets held for sale	−	−	−	(11)	11	°
Profit (loss) for the period	785	900	2,245	(921)	3,166	n.s.
Attributable to:
Profit (loss) for the period attributable to owners of the Parent	681	786	1,926	(1,256)	3,182	n.s.
Profit (loss) for the period attributable to the Non-controlling interests	104	114	319	335	(16)	(4.8)

TELECOM ITALIA GROUP  - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Consolidated Statements of Comprehensive Income, including the Profit (loss) for the period, as shown in the Separate Consolidated Income Statements, and  all non-owner changes in equity.

(millions of euros)		3rd Quarter	3rd Quarter	9 months to	9 months to
		2012	2011	9/30/2012	9/30/2011
			(Restated)		(Restated)

Profit (loss) for the period	(a)	785	900	2,245	(921)
Other components of the Statements of Comprehensive Income:
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		15	4	46	9
Loss (profit) transferred to the Separate Consolidated Income Statement		−	−	1	1
Net fiscal impact		(3)	(3)	(10)	(4)
	(b)	12	1	37	6
Hedging instruments:
Profit (loss) from fair value adjustments		36	608	(40)	262
Loss (profit) transferred to the Separate Consolidated Income Statement		(138)	(484)	(99)	150
Net fiscal impact		30	(35)	40	(115)
	(c)	(72)	89	(99)	297
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(405)	(495)	(742)	(851)
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		−	−	−	75
Net fiscal impact		−	−	−	−
	(d)	(405)	(495)	(742)	(776)
Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains and losses		−	26	4	68
Net fiscal impact		−	(6)	(1)	(18)
	(e)	−	20	3	50
Other gains (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)		−	(1)	−	−
Loss (profit) transferred to the Separate Consolidated Income Statement		−	−	−	−
Net fiscal impact		−	−	−	−
	(f)	−	(1)	−	−
Total	(g=b+c+d+e+f)	(465)	(386)	(801)	(423)
Total comprehensive income (loss) for the period	(a+g)	320	514	1,444	(1,344)
Attributable to:
Owners of the Parent		419	478	1,440	(1,372)
Non-controlling interests		(99)	36	4	28

TELECOM ITALIA GROUP – CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of euros)		09/30/2012	12/31/2011	Change
		(a)	(b)	(a-b)

Assets
Non-current assets
Intangible assets
Goodwill		36,791	36,957	(166)
Other intangible assets		8,078	8,600	(522)
		44,869	45,557	(688)
Tangible assets
Property, plant and equipment owned		14,229	14,854	(625)
Assets held under finance leases		1,039	1,094	(55)
		15,268	15,948	(680)
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method		67	47	20
Other investments		37	38	(1)
Non-current financial assets		3,004	2,949	55
Miscellaneous receivables and other non-current assets		1,252	1,128	124
Deferred tax assets		1,082	1,637	(555)
		5,442	5,799	(357)
Total Non-current assets	(a)	65,579	67,304	(1,725)
Current assets
Inventories		542	447	95
Trade and miscellaneous receivables and other current assets		7,206	7,770	(564)
Current income tax receivables		23	155	(132)
Current financial assets
Securities other than investments, financial receivables and other current financial assets		1,188	1,469	(281)
Cash and cash equivalents		6,754	6,714	40
		7,942	8,183	(241)
Current assets sub-total		15,713	16,555	(842)
Discontinued operations/Non-current assets held for sale
of a financial nature		1	−	1
of a non-financial nature		62	−	62
		63	−	63
Total Current assets	(b)	15,776	16,555	(779)
Total Assets	(a+b)	81,355	83,859	(2,504)

(millions of euros)		09/30/2012	12/31/2011	Change
		(a)	(b)	(a-b)

Equity and Liabilities
Equity
Equity attributable to owners of the Parent		23,336	22,791	545
Equity attributable to non-controlling interests		3,814	3,904	(90)
Total Equity	(c)	27,150	26,695	455
Non-current liabilities
Non-current financial liabilities		34,752	35,860	(1,108)
Employee benefits		874	850	24
Deferred tax liabilities		973	1,056	(83)
Provisions		865	831	34
Miscellaneous payables and other non-current liabilities		1,113	1,156	(43)
Total Non-current liabilities	(d)	38,577	39,753	(1,176)
Current liabilities
Current financial liabilities		6,166	6,091	75
Trade and miscellaneous payables and other current liabilities		9,322	10,984	(1,662)
Current income tax payables		109	336	(227)
Current liabilities sub-total		15,597	17,411	(1,814)
Liabilities directly associated with discontinued operations/non-current assets held for sale
of a financial nature		−	−	−
of a non-financial nature		31	−	31
		31	−	31
Total Current Liabilities	(e)	15,628	17,411	(1,783)
Total Liabilities	(f=d+e)	54,205	57,164	(2,959)
Total Equity and Liabilities	(c+f)	81,355	83,859	(2,504)

TELECOM ITALIA GROUP–CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)		9 months to	9 months to
		9/30/2012	9/30/2011
			(Restated)

Cash flows from operating activities:
Profit (loss) from continuing operations		2,245	(910)
Adjustments for:
Depreciation and amortization		3,967	4,169
Impairment losses (reversals) on non-current assets (including investments)		4	3,196
Net change in deferred tax assets and liabilities		498	565
Losses (gains) realized on disposals of non-current assets (including investments)		(8)	(37)
Share of (profits) losses of associates and joint ventures accounted for using the equity method		4	19
Change in provisions for employees benefits		(14)	(57)
Changes in inventories		(94)	(124)
Change in trade receivables and net amounts due from customers on construction contracts		674	131
Change in trade payables		(833)	(496)
Net change in current income tax receivables/payables		(94)	(30)
Net change in miscellaneous receivables/payables and other assets/liabilities		(306)	(136)
Cash flows from (used in) operating activities	(a)	6,043	6,290
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		(1,304)	(1,309)
Purchase of tangible assets on an accrual basis		(2,076)	(1,881)
Total purchase of intangible and tangible assets on an accrual basis		(3,380)	(3,190)
Change in amounts due to fixed asset suppliers		(627)	(536)
Total purchase of intangible and tangible assets on a cash basis		(4,007)	(3,726)
Acquisition of control of subsidiaries or other businesses, net of cash acquired		(7)	(20)
Acquisitions/disposals of other investments		(2)	(1)
Change in financial receivables and other financial assets		197	(471)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		(7)	51
Proceeds from sale/repayment of intangible, tangible and other non-current assets		48	412
Cash flows from (used in) investing activities	(b)	(3,778)	(3,755)
Cash flows from financing activities:
Change in current financial liabilities and other		(290)	448
Proceeds from non-current financial liabilities (including current portion)		3,086	2,445
Repayments of non-current financial liabilities (including current portion)		(3,931)	(4,986)
Share capital proceeds/reimbursements (including subsidiaries)		(2)	−
Dividends paid		(1,027)	(1,326)
Changes in ownership interests in consolidated subsidiaries		−	(155)
Cash flows from (used in) financing activities	(c)	(2,164)	(3,574)
Cash flows from (used in) discontinued operations/non-current assets held for sale	(d)	−	−
Aggregate cash flows	(e=a+b+c+d)	101	(1,039)
Net cash and cash equivalents at beginning of the period	(f)	6,670	5,282
Net foreign exchange differences on net cash and cash equivalents	(g)	(108)	(132)
Net cash and cash equivalents at end of the period:	(h=e+f+g)	6,663	4,111

Additional Cash Flow information:

(millions of euros)		9 months to	9 months to
		9/30/2012	9/30/2011
			(Restated)

Income taxes (paid) received		(800)	(701)
Interest expense paid		(2,726)	(2,273)
Interest income received		1,282	845
Dividends received		1	1

Analysis of Net Cash and Cash Equivalents:

(millions of euros)		9 months to	9 months to
		9/30/2012	9/30/2011
			(Restated)

Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations		6,714	5,526
Bank overdrafts repayable on demand – from continuing operations		(44)	(244)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale		−	−
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale		−	−
		6,670	5,282
Net cash and cash equivalents at end of the period:
Cash and cash equivalents - from continuing operations		6,754	4,142
Bank overdrafts repayable on demand – from continuing operations		(92)	(31)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale		1	−
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale		−	−
		6,663	4,111

TELECOM ITALIA GROUP–NET FINANCIAL DEBT

(millions of euros)	09/30/2012	12/31/2011	Change
	(a)	(b)	(a - b)

Non-current financial liabilities
Bonds	24,804	24,478	326
Amounts due to banks, other financial payables and liabilities	8,746	10,078	(1,332)
Finance lease liabilities	1,202	1,304	(102)
	34,752	35,860	(1,108)
Current financial liabilities (*)
Bonds	3,088	3,895	(807)
Amounts due to banks, other financial payables and liabilities	2,854	1,951	903
Finance lease liabilities	224	245	(21)
	6,166	6,091	75
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	−	−	−
Total Gross financial debt	40,918	41,951	(1,033)
Non-current financial assets
Securities other than investments:	(14)	(12)	(2)
Financial receivables and other non-current financial assets	(2,990)	(2,937)	(53)
	(3,004)	(2,949)	(55)
Current financial assets
Securities other than investments:	(643)	(1,007)	364
Financial receivables and other non-current financial assets	(545)	(462)	(83)
Cash and cash equivalents	(6,754)	(6,714)	(40)
	(7,942)	(8,183)	241
Financial assets relating to Discontinued operations/Non-current assets held for sale	(1)	−	(1)
Totale financial assets	(10,947)	(11,132)	185
Net financial debt carrying amount	29,971	30,819	(848)
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(486)	(405)	(81)
Adjusted Net Financial Debt	29,485	30,414	(929)
Breakdown as follows:
Total adjusted gross financial debt	38,372	39,382	(1,010)
Total adjusted financial assets	(8,887)	(8,968)	81
(*) of which current portion of medium/long-term debt:
Bonds	3,088	3,895	(807)
Amounts due to banks, other financial payables and liabilities	2,112	1,064	1,048
Finance lease liabilities	224	245	(21)

TELECOM ITALIA GROUP–INFORMATION BY OPERATING SEGMENTS

DOMESTIC

In the first half of 2012, the company Matrix was moved to Other Operations and hence is no longer part of Core domestic in the Domestic Business Unit. The periods under comparison have been reclassified accordingly.

(millions of euros)	3rd Quarter 2012	3rd Quarter 2011	9 months to 9/30/2012	9 months to 9/30/2011	Change %
	(a)	(b)	(c)	(d)	(a/b)	(c/d)	Organic (c/d)
Revenues	4,365	4,734	13,413	14,069	(7.8)	(4.7)	(4.7)
EBITDA	2,290	2,426	6,696	6,953	(5.6)	(3.7)	(4.6)
EBITDA margin	52.5	51.2	49.9	49.4	1.3pp	0.5pp	0.0pp
EBIT	1,407	1,523	4,012	826	(7.6)	°	(1.1)
EBIT margin	32.2	32.2	29.9	5.9	0.0pp	24.0pp	1.1pp
Headcount at period-end (number) (*)			55,200	(**) 55,047		0.3

(*) The 153 headcount change includes the effects resulting from the acquisition, as of January 1, 2012, of the Contact Center business and the relative 249 resources from the company Advalso in the Olivetti Business Unit.

 (**)  Headcount at December 31, 2011.

Core Domestic

(millions of euros)	3rd Quarter 2012	3rd Quarter 2011	9 months to 9/30/2012	9 months to 9/30/2011	Change %
	(a)	(b)	(c)	(d)	(a/b)	(c/d)	Organic (c/d)
Revenues	4,131	4,488	12,701	13,420	(8.0)	(5.4)	(5.2)
Consumer (¹)	2,153	2,313	6,585	6,812	(6.9)	(3.3)	(3.3)
Business (2)	672	749	2,110	2,306	(10.4)	(8.5)	(8.5)
Top (2)	737	845	2,311	2,567	(12.8)	(10.0)	(10.0)
National Wholesale	521	522	1,556	1,576	(0.2)	(1.3)	(0.7)
Other	48	59	139	159	(18.6)	(12.6)	(7.9)
EBITDA	2,235	2,367	6,544	6,779	(5.6)	(3.5)	(4.2)
EBITDA margin	54.1	52.7	51.5	50.5	1.4pp	1.0pp	0.5pp
EBIT	1,376	1,496	3,932	739	(8.0)	°	(0.8)
EBIT margin	33.3	33.3	31.0	5.5	0.0pp	n.s.	1.4pp
Headcount at period-end (number)			54,192	(*) 54,038		0.3

(*)  Headcount at December 31, 2011.

(1) In the first half of 2012, the company Matrix was moved to Other Operations and hence is no longer part of the Consumer segment. The periods under comparison have been reclassified accordingly.

(2) The data of the Business and Top segments in the nine months ended September 30, 2011 have been reclassified for purposes of comparison with the data of the nine months ended September 30, 2012, which take into account the new customer classification criteria introduced at the beginning of 2012.

International Wholesale

(millions of euros)	3rd Quarter 2012	3rd Quarter 2011	9 months to 9/30/2012	9 months to 9/30/2011	Change %
(a)	(b)	(c)	(d)	(a/b)	(c/d)	Organic (c/d)
Revenues	341	369	1,050	1,011	(7,6)	3.9	2.1
of which third parties	241	259	741	690	(6,9)	7.4	4.8
EBITDA	58	63	161	183	(7,9)	(12.0)	(15.9)
EBITDA margin	17.0	17.1	15.3	18.1	(0.1)pp	(2.8)pp	(3.3) pp
EBIT	31	28	81	88	10,7	(8.0)	(14.1)
EBIT margin	9.1	7.6	7.7	8.7	1.5pp	(1.0) pp	(1.4) pp
Headcount at period-end (number)	1,008	(*) 1,009	(0.1)
(*) Headcount at December 31, 2011 ***
BRAZIL
(millions of euros)	(millions of Brazilian reais)	Change %
3rd Quarter 2012	3rd Quarter 2011	9 months to 9/30/2012	9 months to 9/30/2011	3rd Quarter 2012 (a)	3rd Quarter 2011 (b)	9 months to 9/30/2012 (c)	9 months to 9/30/2011 (d)	(a/b)	c/d)	Organic (c/d)
Revenues	1,862	1,896	5,595	5,395	4,722	4,371	13,738	12,375	8.0	11.0	11.0
EBITDA	473	496	1,460	1,444	1,201	1,144	3,586	3,313	5.0	8.2	9.2
EBITDA margin	25.4	26.2	26.1	26.8	25.4	26.2	26.1	26.8	(0.8)pp	(0.7)pp	(0.4)pp
EBIT	223	243	689	683	567	560	1,692	1,567	1.2	8.0	10.1
EBIT margin	12.0	12.8	12.3	12.7	12.0	12.8	12.3	12.7	(0.8)pp	(0.4)pp	(0.1)pp
Headcount at period-end (number)	11,309	(*)10,539	7.3

(* ) Headcount at December 31, 2011.

***

ARGENTINA
	(millions of euros)				(millions of Argentine pesos)				Change %
	3rd Quarter 2012	3rd Quarter 2011	9 months to 9/30/2012	9 months to 9/30/2011	3rd Quarter 2012 (a)	3rd Quarter 2011 (b)	9 months to 9/30/2012 (c)	9 months to 9/30/2011 (d)	(a/b)	(c/d)
Revenues	981	813	2,804	2,324	5,645	4,774	16,024	13,357	18.2	20.0
EBITDA	275	253	825	759	1,583	1,487	4,714	4,363	6.5	8.0
EBITDA margin	28.0	31.1	29.4	32.7	28.0	31.1	29.4	32,7	(3.1)pp	(3.3)pp
EBIT	123	121	378	378	710	713	2,162	2,175	(0.4)	(0.6)
EBIT margin	12.6	14.9	13.5	16.3	12.6	14.9	13.5	16.3	(2.3)pp	(2.8)pp
Headcount at period-end (number) (*)							16,774	(**) 16,350		2.6

(*) Includes employees with temp work contracts: 3 at 9/30/2012 and 1 at 12/31/2011..

(**) Headcount at December 31, 2011.

***

OLIVETTI
(millions of euros)	3rd Quarter 2012	3rd Quarter 2011	9 months to 9/30/2012	9 months to 9/30/2011	Change %
	(a)	(b)	(c)	(d)	(a/b)	(c/d)	Organic (c/d)
Revenues	55	65	185	226	(15,4)	(18.1)	(11.9)
EBITDA	(20)	(12)	(58)	(37)	(66,7)	(56.8)	24.3
EBITDA margin	(36.4)	(18.5)	(31.4)	(16.4)
EBIT	(23)	(13)	(64)	(40)	(76,9)	(60.0)	20.0
EBIT margin	(41.8)	(20.0)	(34.6)	(17.7)
Headcount at period-end (number)			803	(*) 1,075		(25.3)

(*) Headcount at December  31, 2011.

***

TELECOM ITALIA GROUP – RECONCILIATION TO COMPARABLE EBITDA AND EBIT

Domestic (millions of euros)		Olivetti (millions of euros)		TELECOM ITALIA GROUP (millions of euros)		Brazil (millions of reais)	
	9 months to 9/30/2012	9 months to 9/30/2011	9 months to 9/30/2012	9 months to 9/30/2011	9 months to 9/30/2012	9 months to 9/30/2011	9 months to 9/30/2012	9 months to 9/30/2011
HISTORICAL EBITDA	**6,696**	**6,953**	**(58)**	**(37)**	**8,860**	**9,137**	**3,586**	**3,313**
Effect of change in scope of consolidation		**(1)**				**(1)**		
Effect of change in exchange rates		**6**				**(84)**		
Non-organic costs and expenses (revenues and income)	**17**	**76**	**30**		**64**	**59**	**42**	**8**
Disputes and settlement	10	*36*			10	*15*		
Restructuring costs		*2*	*30*		*30*	*2*		
Other expenses (income), net	*7*	*38*			*24*	*42*	*42*	*8*
COMPARABLE EBITDA	**6,713**	**7,034**	**(28)**	**(37)**	**8,924**	**9,111**	**3,628**	**3,321**

	Domestic (millions of euros)		Olivetti (millions of euros)		TELECOM ITALIA GROUP (millions of euros)		Brazil (millions of reais)	
	9 months to 9/30/2012	9 months to 9/30/2011	9 months to 9/30/2012	9 months to 9/30/2011	9 months to 9/30/2012	9 months to 9/30/2011	9 months to 9/30/2012	9 months to 9/30/2011
HISTORICAL EBIT	**4,012**	**826**	**(64)**	**(40)**	**4,900**	**1,809**	**1,692**	**1,567**
Effect of change in exchange rates		**4**				**(38)**		
Non - organic costs and expenses (revenues and income) already described under EBITDA	17	76	30		64	59	42	8
Impairment losses on goodwill		3,182				3,182		
Gains on non-current assets	(21)	(36)			(21)	(36)		
Other expenses (income), net			2		2			
COMPARABLE EBIT	**4,008**	**4,052**	**(32)**	**(40)**	**4,945**	**4,976**	**1,734**	**1,575**

TELECOM ITALIA GROUP – DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Revolving Credit Facility and term loan

In the table below are shown the composition and the drawdown of the committed credit lines available as of September 30, 2012:

(billions of euros)	09/30/2012		12/31/2011
	Committed	Utilized	Committed	Utilized

Revolving Credit Facility – due February 2013	1.25	-	1.25	0.25
Revolving Credit Facility – due August 2014	8.0	2.0	8.0	2.0
Revolving Credit Facility - due December 2013	0.2		0.2	0.2
Total	9.45	2.0	9.45	2.45

On May 24, 2012 Telecom Italia signed a new contract in order to extend half of the Revolving Credit Facility (RCF) for the amount of 8 billion euros maturing on August 2014. The extension has been obtained through a Forward Start Facility for the amount of 4 billion euros which will come into effect on August 2014 (or previously in case Telecom Italia should cancel in advance the commitments under the current RCF 2014) and will mature on May 2017.

On September 21 and September 28, 2012 the drawdowns for the amounts of 200 million euros and 250 million euros related to the Revolvong Credit Facility due, rispectively, on December 2013 and February 2013 have been repaid.

Furthermore, Telecom Italia has a bilateral standby credit facility expiring August 3, 2016 for the amount of 100 million euros with Banca Regionale Europea, totally utilized.

Bonds

With reference to the evolution of the bonds during the first nine months of 2012, we point out as follows:

(millions of original currency)	Currency	Amount	Issue date

New issues
Telecom Italia S.p.A. 750 million euros 4.625% due 6/15/2015	Euro	750	6/15/2012
Telecom Italia S.p.A. 750 million euros 6.125% due 12/14/2018	Euro	750	6/15/2012
Telecom Italia S.p.A. 1,000 million euros 4.500% due 9/20/2017	Euro	1,000	9/20/2012

(millions of original currency)	Currency	Amount	Repayment date

Repayments
Telecom Italia S.p.A. 1,222.5 million euros 6.25% (1)	Euro	1,222.5	2/1/2012
Telecom Italia Finance S.A. 107.7 million euros Euribor 3M+1.30%	Euro	107.7	3/14/2012
Telecom Italia Finance S.A. 790 million euros 7.250% (2)	Euro	790	4/24/2012

(1)

Net of 27.5 million euros repurchased from the company during the year 2011.

(2)

Net of 210 million euros repurchased from the company during the years 2011 and 2012.

As already occurred in the last years, during the first nine months of 2012 the Telecom Italia Group repurchased bonds in order to:

•

give investors a further possibility of monetizing their position;

•

partially anticipate the repayment of some debt maturities thus increasing the overall return of the Group’s liquidity, without taking any additional risk.

In particular we point out the following buybacks:

(millions of original currency)	Currency	Amount	Buyback period

Buybacks
Telecom Italia Finance S.A. 790 million euros 7.25% due April 2012 (*)	Euro	11.6	January 2012
Telecom Italia Finance S.A. 678 million euros 6.875% due January 2013 (*)	Euro	80.8	January-May 2012
Telecom Italia S.p.A. 432 million euros 6.750% due March 2013 (1)	Euro	212.9	July 2012
Telecom Italia S.p.A. 268 million euros Euribor 3M + 0.63% due July 2013	Euro	232.3	July 2012
Telecom Italia S.p.A. 284 million euros 7.875% due January 2014	Euro	215.9	July 2012
Telecom Italia S.p.A. 557 million euros 4.750% due May 2014	Euro	116.2	July 2012

(*) During the year 2011 the company repurchased the above mentioned bonds for the total amount of 290 million euros (199 million euros bond TIF April 2012 and 91 million euros bond TIF January 2013). Therefore, the total amount of the buy-back is equal to 382 million euros.

(1) At December 2011 the company repurchased the above mentioned bonds for the amount of 5 million euros. Therefore, the total amount of the buy back is equal to 218 million euros.

The Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, amounted to 235 million euros (nominal value) as of September 30, 2012 and decreased by 31 million euros in comparison with December 31, 2011 (266 million euros).

The nominal amount of repayment, net of the Group’s bonds buy-back, related to the bonds expiring in the following 18 months as of September 30, 2012 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.) totals 4,209 million euros with the following detail:

•

1,000 million euros, due December 6, 2012;

•

678 million euros, due January 24, 2013;

•

432 million euros, due March 21, 2013;

•

268 million euros, due July 19, 2013;

•

1,547 million euros, due November 15, 2013;

•

284 million euros, due January 22, 2014.

The bonds issued by the Telecom Italia Group do not contain any financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interests are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A.. None of the bonds issued by the Telecom Italia Group carry any other interest rate structures or structural complexities.

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and USA), the terms which regulate the bonds are in line with the market practice for similar transactions effected on these same markets; consequently, for example, there are commitments not to use the company’s assets as collateral for loans (negative pledges).

With reference to the loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), an amount of 1,155 million euros (out of a total of 2,968 million euros at September 30, 2012) is not secured by bank guarantees and there are covenants which cover the following:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract;

•

“Clause for inclusion” contemplated in the loan contracted on August 5, 2011 for the amount of 100 million euros: against more restrictive clauses (i.e. cross default clauses, financial covenants, commitments restricting the sale of goods) granted by the company in new loan contracts, the EIB will have the right to demand the constitution of guarantees or the amendment of the loan contract in order to have an equivalent regulation in favour of the EIB. That expectation is not applied to the subsidized loans until the total amount of the outstanding capital financed does not exceed the amount of 500 million euros;

•

for all loans not secured by collateral, if the Company’s credit rating of unsubordinated and unsecured medium-long term debt is lower than BBB for Standard & Poor’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company shall immediately inform the EIB, which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees; after that date and if Telecom Italia S.p.A. fails to provide the guarantees, the EIB shall have the right to demand the immediate repayment of the disbursed amount. The current ratings (BBB and Baa2) didn’t require new guarantees or repayment of loans.

The syndicated bank credit lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread added to Euribor of between a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014, and between a minimum of 0.90% and a maximum of 2.50% for the line expiring in 2013.

The two syndicated bank credit lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell assets of the company unless specific conditions exist (e.g. the sale at the fair market value). Covenants with basically the same content can be found in the export credit loan agreement.

In a series of agreements in which Telecom Italia is a party, communication must be provided in case of a change in control:

•

Multi currency revolving credit facility (8,000,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on August 1 st, 2005 and subsequently modified. In the event of a change in control, Telecom Italia shall inform the agent within 5 business days and the agent, on behalf of the lending banks, shall negotiate in good faith how to continue the relationship. None of the parties shall be obliged to continue such negotiations beyond the term of 30 days, at the end of which, in the absence of an agreement, the credit facility shall cease to be effective and Telecom Italia shall be held to repay any sum eventually disbursed (currently equal to 2,000,000,000 euros) to the same. Conventionally, no change in control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who, at the date of signing the agreement held, directly or indirectly, more than 13% of the voting rights in shareholders’ meetings or (ii) by the investors (Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.) which had signed a shareholder’s agreement on April 28, 2007 regarding the Telecom Italia shares, or (iii) by a combination of parties belonging to the above two categories;

•

Revolving credit facility (1,250,000,000 euros). This agreement was signed between Telecom Italia and a syndicate of banks on February 12, 2010 and envisages a structure similar to that contained in the August 1, 2005 credit facility agreement, even though it was updated to take into account of the October 28, 2009 amendment to the April 28, 2007 shareholder’s agreement. Therefore, no change in control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is directly or indirectly (through subsidiaries) acquired by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A., with the provisions described above remaining unchanged. The drawdown of the facility for the amount of 250 million euros was repaid on September 28, 2012 (currently the facility is unused);

•

Revolving credit facility (200,000,000 euros). This agreement was entered into by Telecom Italia and Unicredit S.p.A. on December 20, 2010 and envisages a discipline basically similar to that of the February 12, 2010 credit facility agreement. The drawdown of the facility was repaid on September 21, 2012 (currently the facility is unused);

•

Bonds. The regulations covering the bonds issued under the EMTN Programmes, by both Olivetti and Telecom Italia, and the loans denominated in US dollars, typically provide that, in the event of mergers or transfer of all or substantially all of the assets of the issuing company or the guarantor, the incorporating or transferee company shall assume all of the obligations of the merged or transferor company. Non-fulfillment of the obligation, for which a solution is not found, is an event of default;

•

Contracts with the European Investment Bank (EIB). The total nominal amount is 2.95 billion euros. The contracts signed by Telecom Italia with the EIB, for the amount of 2.65 billion euros, carry the obligation of promptly informing the Bank about changes regarding the Bylaws or the allocation of capital among the shareholders which can bring about a change in control. Failure to communicate this information to the bank shall result in the termination of the contract. Furthermore, when a shareholder, who at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in ordinary shareholders’ meetings or, in any case, a number of shares such that it represents more than 50% of the share capital and, in the bank’s reasonable opinion, this fact could cause a detriment to the Bank or could compromise the execution of the loan project, the Bank has the right to ask Telecom Italia to provide guarantees or modify the contract or find an alternative solution. Should Telecom Italia not comply with the requests of EIB, the bank has the right to terminate the contract. Specifically:

•

in the loan signed by Telecom Italia with the EIB on August 5, 2011 and in the three contracts – assisted, respectively, by bank guarantee and by a guarantee issued by Sace S.p.A. – signed on September 26, 2011, for a total amount of 200 million euros, there is change in control if a subject or a group of subjects acquire the control of Telecom Italia, or of the entity controlling it directly or indirectly. There isn’t change in control in case the control is acquired directly or indirectly by (i) any shareholder of Telecom Italia that at the date of the contract holds directly or indirectly at least 13% of the voting rights in the ordinary shareholders’ meetings or (ii) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. or by their subsidiaries;

•

furthermore, the three contracts guaranteed and dated September 26, 2011 provide the “clause for inclusion” according to which in case Telecom Italia commits itself to maintain in other loans financial covenants not present or more restrictive than those granted to the EIB, the bank will have the right to demand the constitution of guarantees or the amendment of the loan contract in order to have an equivalent clause in favour of the EIB. That expectation is not applied to the subsidized loans until the total amount of the outstanding capital financed does not exceed the amount of 500 million euros;

•

Export Credit Agreement (nominal outstanding amount of about 25 million euros). The contract was signed in 2004 by Telecom Italia and Société Générale and provides the repayment of the loan in 2013. It is established that, in the event of a change in control and subsequent failure to reach an agreement with the lender bank, Telecom Italia shall repay the outstanding loan at the first date in which the interest payment shall be due;

•

Senior Secured Syndicated Facility (nominal outstanding amount 312,464,000 Argentinean pesos, equal to approximately 52 million euros). The contract was signed in October 2011 between BBVA Banco Francés and Tierra Argentea S.A. (company fully-controlled by the Telecom Italia Group) and provides the repayment of the loan in 2016. The loan (a) is granted by two pledges set up on (i) 15,533,834 Telecom Argentina’s shares and (ii) 2,351,752 American depositary Shares (ADS) representing of 117,588 preferred B shares of Nortel Inversora S.A. as well (b) it is assisted by a bank guarantee at first call for a total amount of about USD 22.8 million (equal to about 18.1 million euros). The covenants contractually provided, as negative covenants or financial covenants, are coherent with those of the syndicated credit facilities and with the local market practice; furthermore, there is a clause of change of control that involves the total repayment in advance of the loan in case the Telecom Italia Group holds less then the 100% of Tierra Argentea S.A. or loses the control of the other Argentinean subsidiaries.

Furthermore, in the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios), as well as customary negative pledges clauses, worth the request for the repayment in advance of the loan.

Finally, as of September 30, 2012, no covenants, negative pledge clauses or other clauses regarding the above described debt position have been breached or violated in any way.

TELECOM ITALIA GROUP–EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME STATEMENTS

The effect of non-recurring events and transactions on the separate consolidated income statements is set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euros)	9 months to	9 months to
	9/30/2012	9/30/2011

Acquisition of goods and services, other operating expenses, change in inventories:
Restructuring expenses	(13)	−
Sundry expenses	(11)	(2)
Expenses for corporate-related transactions	−	(3)
Employee benefits expenses:
Restructuring expenses	(17)	(2)
Impact on Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(41)	(7)
Gain (losses) on non-current assets:
Gains on non-current assets	21	−
Net gain on disposal of Loquendo	−	35
Impairment reversals (losses) on non-current assets:
Impairment loss on Core Domestic goodwill	−	(3,182)
Writedowns of tangible assets for restructuring	(2)	−
Impact on EBIT	(22)	(3,154)
Other income (expenses) from investments:
Net gain on disposal of EtecSA (Cuba)	−	17
Net losses on disposal of other investments	(2)	(1)
Finance expenses:
Miscellaneous finance expenses	(4)	−
Impact on profit (loss) before tax from continuing operations	(28)	(3,138)
Effect on income taxes on non-recurring items	1	2
Discontinued operations	−	(11)
Impact on profit (loss) for the period	(27)	(3,147)

TELECOM ITALIA GROUP – EFFECTS ON KEY FINANCIAL AND OPERATING DATA ARISING FROM THE EARLY ADOPTION OF THE REVISED IAS 19 (EMPLOYEE BENEFITS)

In June 2012, the EU issued Commission Regulation (EU) 475/2012 that endorsed the revised version of IAS 19 (Employee Benefits) which is applicable retrospectively, starting from January 1, 2013.. As permitted, Telecom Italia decided to early adopt the amendments to IAS 19 starting from the Half-year Financial Report at June 30, 2012 in order to reduce the volatility of the values recognized in the separate consolidated income statement.

In particular, under the IAS 19, with reference to the employee defined benefit plans (e.g. employee severance indemnity), remeasurements of actuarial gains and losses are recognized in other components of other comprehensive income. Therefore, other options previously provided were deleted (including the one adopted by the Telecom Italia Group whereby these components had been recorded in Employee benefits expenses in the separate consolidated income statement). Service costs as well as interest expenses related to the “time value” component of the actuarial calculations (the latter reclassified to Finance expenses), are still recognized in the separate consolidated income statement.

The early adoption of such amendments resulted in the restatement of the separate consolidated income statement and the consolidated statement of comprehensive income for the 3rd Quarter 2011 and 9 months to 9/30/2011.

The effects are as follows:

CONSOLIDATED SEPARATE INCOME STATEMENT

	3rd Quarter 2011	9 months to 9/30/2011
(millions of euros)

Employee benefit expenses–reversal of actuarial gains and losses	(26)	(68)
Employee benefit texpenses–interest component reclassification	9	30
Finance expenses-interest component reclassification	(9)	(30)
Income tax expenses	6	18
Impact on Profit (loss ) for the period	(20)	(50)

The adoption of such amendments did not have any effect on the basic and diluted earnings per share for the nine months ended September 30, 2011.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	3rd Quarter 2011	9 months to 9/30/2011
(millions of euros)

Impact on Profit (loss) for the period	(20)	(50)

Remeasurements of employee defined benefit plans (IAS19):	20	50
Actuarial gains (losses)	26	68
Net fiscal impact	(6)	(18)

Impact on Total profit (loss) for the period	-	-

CONSOLIDATED STATEMENT OF CASH FLOWS

The early adoption of the amendments to IAS 19 did not have an impact on the “Aggregate cash flows” of the consolidated statement of cash flows and, in particular, on the “Cash flows from (used in) operating activities”.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2012-2014 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      November 9th, 2012

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager